ROCKWELL VENTURES INC.
SIX MONTHS ENDED NOVEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL VENTURES INC.
SIX MONTHS ENDED NOVEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Ventures Inc. ("Rockwell", or the "Company") for the six months ended November 30, 2005.

This MD&A is prepared as of January 6, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2         Overview

Rockwell Ventures Inc. ("Rockwell" or the "Company") is engaged in the business of acquiring and exploring natural resource properties.

Rockwell holds the Ricardo Property, a porphyry copper prospect in the Chuquicamata district of Chile. The Company is currently looking for new partners to advance exploration of the project.

The Company also holds a part interest in several exploration properties in north-central British Columbia, on which work was done in late 2005. This work yielded negative results and the properties are being allowed to lapse.

The Company is also assessing new prospects for acquisition.

At the Company’s Annual and Extraordinary General Meeting held on November 28, 2005, the Company’s shareholders approved, subject to regulatory approvals, a capital reorganization of the Company, which included the creation of a class of preferred shares, and a consolidation of the Company’s common shares on a four old shares for one new basis.

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a porphyry copper prospect located within the Calama Mining District, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación Nacional del Cobre de Chile’s (“Codelco”, Chile’s national mining company) Chuquicamata Mine. There are targets on the Ricardo property that have yet to be tested and the Company is seeking partners to continue exploration.

Codelco is erecting housing and other infrastructure in certain areas of the Ricardo property, as part of a relocation project of its workers at its Chuquicamata mine. The Company believes this construction usurps the Company’s mining rights and therefore, applied for two easements in an attempt to protect the Company’s mining rights and to receive fair compensation from Codelco. This litigation is continuing, and the Company anticipates a ruling from the Supreme Court of Chile during calendar 2006.

ROCKWELL VENTURES INC.
SIX MONTHS ENDED NOVEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Trends

Copper prices continued to increase in 2005, averaging US$1.59/lb over the year. Copper prices remain strong, averaging US$2.03/lb so far in 2006.

ROCKWELL VENTURES INC.
SIX MONTHS ENDED NOVEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3         Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at May 31
Balance Sheets	2005	2004	2003
Current assets	$580,530	$1,895,141	$121,756
Mineral properties	46,857	46,857	46,857
Other assets	32,190	32,190	28,935
Total assets	659,577	1,974,188	197,548

Current liabilities	29,976	33,406	256,003
Shareholders’ equity (deficiency)	629,601	1,940,782	(58,455)
Total liabilities and shareholders’ equity	$659,577	$1,974,188	$197,548

	Years ended May 31
Operations	2005	2004	2003

Exploration	$920,902	$525,619	$482,256
Foreign exchange	3,105	(34,856)	(12,936)
Legal, accounting and audit	80,078	48,402	25,297
Office and administration	285,618	325,178	242,081
Shareholder communications	19,896	16,987	55,519
Travel and conference	30,293	49,325	34,125
Trust and filing	22,795	33,139	8,734
Subtotal	1,362,687	963,794	835,076
Gain on sale of marketable securities	(6,138)	(9,645)	–
Interest income	(17,854)	(28,151)	(2,368)
Other	135,486	25,000	21,600
Subtotal	1,474,181	950,998	854,308
Stock-based compensation	11,513	445,020	–
Loss for the period	$1,485,694	$1,396,018	$854,308

Basic and diluted loss per common share	$(0.02)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding	93,504,487	70,978,179	54,949,229

ROCKWELL VENTURES INC.
SIX MONTHS ENDED NOVEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4         Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 29	Nov 30
	2005	2005	2005	2005	2004	2004	2004	2004	2003
Current assets	$ 205	$ 429	$ 581	$ 769	$ 1,505	$ 1,611	$ 1,895	$ 2,967	$ 89
Mineral properties	47	47	47	47	47	47	47	97	47
Other assets	32	32	32	32	32	32	32	29	29
Total assets	284	508	660	848	1,584	1,690	1,974	3,093	165

Current liabilities	128	33	30	–	17	22	33	666	472
Shareholders’ equity (deficiency)	156	475	630	848	1,567	1,668	1,941	2,428	(308)
Total liabilities and shareholders’
equity	284	508	660	848	1,584	1,690	1,974	3,093	164

Working capital (deficit)	77	396	551	769	1,488	1,589	1,861	2,302	(383)

Expenses
Foreign exchange	4	1	–	(42)	30	15	(13)	(22)	–
Legal, accounting and audit	19	6	37	17	24	2	18	15	14
Office and administration	62	66	59	100	65	62	73	109	97
Property investigation	147	26	–	–	–	–	–	–	–
Shareholder communications	11	1	1	14	4	1	2	8	6
Travel and conference	54	1	27	–	–	3	20	29	–
Trust and filing	5	1	1	17	4	1	2	22	8
Subtotal	302	102	125	106	127	84	102	161	125
Exploration	16	37	116	675	46	84	384	(18)	79
Subtotal	318	139	241	781	173	168	486	143	204
Gain on sale of marketable
securities	–	–	–	(6)	–	–	(10)	–	–
Interest income	(1)	(1)	(2)	(3)	(7)	(6)	(12)	(15)	–
Write-down of marketable
securities	2	17	20	–	4	111	25	–	–
Subtotal	319	155	259	772	170	273	489	128	204
Stock-based compensation	6	–	3	1	3	5	81	364	–
Loss for the period	$ 325	$ 155	$ 262	$ 773	$ 173	$ 278	$ 570	$ 492	$ 204

Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.00)

Weighted average number of
common shares outstanding
(thousands)	94,456	94,456	94,218	93,747	93,233	92,826	92,816	80,437	55,208

ROCKWELL VENTURES INC.
SIX MONTHS ENDED NOVEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5         Results of Operations

Six months ended November 30, 2005

The Company had a net loss of $480,145 for the six months ended November 30, 2005 compared to a net loss of $453,499 for the same period in the previous year. The increase in net loss is primarily due to increases in property investigation expenses (2006 – $172,795; 2005 – nil) and travel and conference expenses (2006 – $54,295; 2005 – $3,241). This increase was offset by a reduction in exploration expenses (2006 – $53,194; 2005 – $129,980), a reduction in write-down of marketable securities (2006 – $19,128; 2005 – $115,619) and a smaller foreign exchange loss (2006 – $4,171; 2005 – $44,992).

Exploration expenses for the six months ended November 30, 2005, excluding stock-based compensation, decreased to $53,194 compared to $129,980 for the same period in previous year. This decrease is due to the termination of exploration activities at the Royce Diamond property due to insufficient results to warrant further exploration and due to reduction in site activities at the Company’s Minera Ricardo property.

Foreign exchange loss decreased to $4,171 for the six months period ended November 30, 2005 compared to $44,992 for the same period in previous year due to a reduction in US dollar denominated cash and equivalents.

Administrative costs for the six months period ended November 30, 2005 remained at approximately the same level the corresponding period in the previous year (2006 – $128,146; 2005 – $127,996).

Property investigation expenses (2006 – $172,795; 2005 – $nil) and travel and conference expenses (2006 – $54,295; 2005 – $3,241) increased for the six month period ending November 30, 2005 compared to the same period in prior year as the Company continued to evaluate properties for exploration.

Interest income decreased to $1,303 for the six months ended November 30, 2005, compared to $12,411 for the same period last year due to lower cash balances on hand.

Three months ended November 30, 2005

The Company had a net loss of $325,371 for the current quarter ended November 30, 2005 compared to $175,297 for the same quarter last year. This is mainly due to the property investigation expenses incurred during the current quarter (2006 – $146,507; 2005 – $nil) and an increase in travel and conferences expenses compared to the same quarter in prior year (2006 – $53,518; 2005 – $160). Exploration expenses decreased in the current quarter compared to the same quarter in prior year (2006 – $16,457; 2005 – $46,336) due to the reduction in site activities at the Company’s Ricardo property. Foreign exchange loss decreased in the current quarter compared to the same quarter in prior year (2006 – $3,669; 2005 – $30,106) due to a reduction in US dollar denominated cash and equivalents.

Property investigation expenses (2006 – $146,507; 2005 – $nil) and travel and conference expenses (2006 – $53,518; 2005 – $160) increased during the current quarter compared to the same quarter in prior year as the Company continues to evaluate properties for exploration.

ROCKWELL VENTURES INC.
SIX MONTHS ENDED NOVEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company recorded a stock-based compensation of $6,435 for the current quarter, compared to $2,743 in same quarter in previous year.

1.6         Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At November 30, 2005, the Company had working capital of approximately $77,000 to fund its current commitments and planned expenditures. The Company will have to raise additional funds to continue its operations or will have to severely curtail its operations.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7         Capital Resources

The Company had no commitments for capital expenditures as of November 30, 2005.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8         Off-Balance Sheet Arrangements

None.

1.9         Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned by nine public companies, one of which is Rockwell. HDI carries out investor relations, geological, corporate development, administrative and other management services for, and incurs third party costs on behalf of the Company, on a full cost-recovery basis.

Costs for services rendered by HDI to the Company increased to $141,427 in the second quarter of fiscal 2006, compared to $36,593 for the comparable period in fiscal 2004. This increase was attributable to an increase in property investigation activities provided by HDI.

During the second quarter of fiscal 2006, the Company paid $4,725 to Euro-American Capital Corporation, a private company controlled by a director of the Company.

ROCKWELL VENTURES INC.
SIX MONTHS ENDED NOVEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10        Fourth Quarter

Not applicable.

1.11        Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12        Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13        Changes in Accounting Policies including Initial Adoption

None.

1.14        Financial Instruments and Other Instruments

None.

1.15        Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1     Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the consolidated schedules of exploration expenses and in note 5 of the accompanying financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

ROCKWELL VENTURES INC.
SIX MONTHS ENDED NOVEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2     Disclosure of Outstanding Share Data

The following details the share capital structure as at January 6, 2006, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				94,655,775

Share purchase options	May 19, 2006	$ 0.08	110,000
	September 28, 2007	$ 0.10	485,000	595,000